FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

‘Same store’ sales increase 2.7%

Performance was achieved through the consistent competitiveness strategy and consolidation in micro-markets, which allowed the increase in customer traffic in the comparable stores.

São Paulo, Brazil, February 15, 2007 - Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces January 2007 sales performance (unaudited preliminary figures). The information presented below was calculated based on consolidated numbers and in Reais, according to the current Corporate Law.

     Companhia Brasileira de Distribuição starts 2007 by keeping up the recovery trend recorded at the end of last year, with a growth in sales. One of the factors that contributed to this growth was the consistency of the competitiveness strategy and consolidation in the micro-markets where it operates. Total gross sales grew by 3.9%, totaling R$1,389.4 million, compared to January 2006. In net sales, the increase was 4.5% compared to the same period last year, totaling R$1,174.6 million.

     In January, same store sales grew by 2.7% in gross sales and 3.4% in net sales, as compared to the same period of 2006. This increase in competitiveness, which had begun at the end of the previous year, allowed the Group to continue recording an increase in customer traffic in the comparable stores in relation to 2006.

     Food products sales showed a 1.2% increase in the period. Boosted by electronic appliances, the non-food products grew by 7.1% in the month, a significant recovery in relation to the mark recorded in the previous month.

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.
COMPANHIA BRASILEIRA DE
DISTRIBUIÇÃO (CBD)

Daniela Sabbag
Investor Relations
Phone: (55) (11) 3886-0421
Fax: (55) (11) 3884-2677
e-mail: cbd.ri@paodeacucar.com.br
website: www.cbd-ri.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 21, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.